Contact: Eileen M. Doyle
                                              Vice President, Investor Relations
                                              (415) 905-7467


                                  TENDER OFFER
                 FOR SHARES OF PLM INTERNATIONAL, INC. COMPLETED

             Approximately 83.2% of shares of Common Stock Received

FOR IMMEDIATE RELEASE


SAN FRANCISCO, CA - (AMEX: PLM) - February 7, 2001 - PLM International, Inc. (the Company) announced today that MILPI Acquisition Corp. completed its cash tender offer for the outstanding common stock of the Company at $3.46 per share. The offer commenced on December 29, 2000 and expired at 12:00 midnight, New York City time, on Tuesday, February 6, 2001. Based upon preliminary information from the depositary, a total of approximately 6,287,732 shares of common stock (including 12,340 shares subject to guaranteed delivery), representing approximately 83.2% of the outstanding common stock of PLM International, were validly tendered prior to the expiration of the offer and not withdrawn. All such shares have been accepted for purchase by MILPI in accordance with the terms of the offer.

Under the terms of the merger agreement between MILPI and PLM International dated as of December 22, 2000, MILPI will complete its acquisition of PLM International by effecting a merger of MILPI into PLM International under Delaware law, in which the remaining outstanding shares of the Company's common stock held by persons other than MILPI or PLM International will be converted into the right to receive $3.46 per share. The merger is expected to be completed shortly once MILPI obtains approval of the merger by PLM International's shareholders pursuant to a special shareholders' meeting. Pursuant to MILPI's acceptance of such shares and the merger agreement dated as of December 22, 2000, MILPI has waived any condition to the consummation of the merger other than the condition that no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prevent or prohibit the consummation of the merger. Shares of PLM International common stock will continue to trade until the consummation of the merger.

Stephen M. Bess, Randall L-W Caudill, Douglas P. Goodrich, Warren G. Lichtenstein, Howard M. Lorber, Harold R. Somerset and Robert L. Witt, directors of PLM International, have tendered their resignations, effective upon payment for the tendered shares, which PLM expects will be effective today. Following such payment and resignations, Gary D. Engle and James A Coyne will be appointed to the Board of Directors of PLM to fill the vacancies due to such resignations and MIPLI will assume control of PLM International's operations.

                                    **more**

PLM International is a management company providing services to transportation, industrial, and commercial companies. The company also manages a diversified portfolio of over $700 million (based on original equipment cost) of transportation and related equipment for approximately 60,000 third-party investors.

Semele Group Inc. is a holding company with interests in a number of real estate development projects, income producing real estate, and equipment leasing funds.

This release contains forward looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected in such statements. Potential risks and uncertainties include, but are not limited to, satisfaction of the conditions to closing and MILPI's ability to integrate PLM International operations and achieve the anticipated synergies of the transaction.


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The parties are required to file  documentation with the Securities and Exchange
Commission concerning the transaction. WE URGE INVESTORS TO READ THE SCHEDULE TO-T, THE SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the documents filed by PLM International, Inc. with the SEC at the SEC's web site at www.sec.gov. In addition, documents filed with the SEC by PLM International will be available free of charge by directing a request to the Secretary of PLM International at One Market, Steuart Street Tower, Suite 800, San Francisco,
California   94105.   Neither  Semele  nor  any  of  its  affiliates  takes  any
responsibility   with   respect  to  the   accuracy  or   completeness   of  PLM
International's filings.

PLM International, its directors, executive officers and certain other members of PLM International management and employees in the future may be soliciting proxies from PLM International shareholders in favor of the merger transaction and may have an interest either directly or indirectly by virtue of their security holdings or otherwise. In such case, information concerning the participants will be set forth in a proxy statement that will be filed with the SEC. Information regarding such officers and directors is included in PLM International's definitive proxy statement for its 2000 special meeting of shareholders filed with the SEC on July 27, 2000, the Schedule 14D-9 filed with the SEC on December 29, 2000 and other documents to be filed with the SEC. Such documents are available free of charge at the SEC's web site at http://www.sec.gov and from PLM International at the address set forth above.

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